Exhibit 99.1

1 February 2018

RhythmOne plc

(“RhythmOne” or the “Company”)

Total Voting Rights

As at 31 January 2018 the total issued share capital of the Company comprised 51,424,923 ordinary shares in issue of 10 pence per share, each with one voting right. There were no Treasury shares in the Company.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, RhythmOne.

Enquiries

Link Company Matters Limited	+44 (0)189 259 1929

Numis Securities Limited	+44 (0)20 7260 1000
(NOMAD and Broker for RhythmOne plc)
Nick Westlake (NOMAD)
Lorna Tilbian
Mark Lander

FTI Consulting	+44 (0)203 727 1000
Edward Bridges
Charles Palmer